UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-188811

EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

(Exact name of registrant as specified in its charter)

1000 Abernathy Road, Suite 1200

Atlanta, Georgia 30328

(770) 395-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Participation Interests in the Eagle US 2 LLC Employee Savings Plan for Salaried Employees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

* The Eagle US 2 LLC Employee Savings Plan for Salaried Employees (the “Salaried Plan”) has been merged with and into the Axiall Corporation 401(k) Retirement Savings Plan.  As a result, the Salaried Plan ceased to exist and the participation interests in the Salaried Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist and no longer require registration.  Accordingly, this Form 15 is being filed to suspend the Salaried Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934 Axiall Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 27, 2014	By:	/s/ Timothy Mann, Jr.
			Name:	Timothy Mann, Jr.
			Title:	Executive Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.